MEDIANET GROUP TECHNOLOGIES, INC.

August 30, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director
Mail Stop 3561

MediaNet Group Technolgies, Inc.
Preliminary Information Statement on Schedule 14C, Amendment No. 4
Filed August 2, 2010
Current Report on form 8-K
Filed July 16, 2010
File No. 000-49801

Dear Mr. Owings:

I, Michael Hansen, President of MediaNet Group Technologies, Inc., a Nevada corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 27, 2010, addressed to me, with respect to the above-referenced filings (the “SEC Comment Letter”).  A marked copy of Amendment No. 5 (“Amendment No. 5”) showing the changes from Amendment No. 4 to the Preliminary Information Statement on Schedule 14C is attached for your reference.  The changes made in Amendment No. 5 are principally in response to the Staff's comments as set forth in the SEC Comment Letter.

For your convenience, the response set forth below contains the Staff's comments in total, set off in italics, contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 5.

The Merger, page 23; Directors and Executive Officers of the Company, page 58

1.           We note your response to our letter dated August 19, 2010.  We further note your intended disclosure in your currently delinquent Form 10-Q including your belief that Mr. Fernandez’s allegations are without merit.  Please also include your statement that the company has been unable to understand the factual basis of Mr. Fernandez’s vague and non-specific allegations.  Your intended Form 10-Q disclosure should also be included in your information statement where you discuss the termination of Mr. Fernandez following the executive officer table on page 58.

RESPONSE:  The Company has revised its disclosure on page 58 of Amendment No. 5 in response to the Staff’s comment.  The Company has also inserted language on page 23 of Amendment No. 5 to clarify that Mr. Fernandez is no longer the CFO of the Company.

Securities and Exchange Commission
August 30, 2010

In further response to the Staff’s comments, the Company intends to include a sentence in its Form 10-Q for the quarter ended June 30, 2010 under the heading “Other Information”, which reads, “Since the Company filed its Form 8-K on July 16, 2010 announcing the termination of Mr. Fernandez,  Mr. Fernandez has alleged certain disputes with the Company and threatened legal action.  Notwithstanding the Company's efforts to communicate with Mr. Fernandez, the Company has been unable to understand the factual basis of Mr. Fernandez's vague and non-specific allegations.  The Company believes Mr. Fernandez’s allegations are without merit.”

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In addition, the Company acknowledges that:

*           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,

/s/ Michael B. Hansen

Michael B. Hansen